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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                Rich Coast Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  762876 10 0
        ----------------------------------------------------------------
                                (CUSIP Number)

                Theresa M. Mehringer, Esq. c/o Perkins Coie LLP
            1899 Wynkoop Street, Suite 700, Denver, Colorado 80202
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   01/19/01
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     762876 10 0
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Trans National Holding Limited (foreign entity)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Isle of Man
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          58,856,355
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          58,856,355
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      58,856,355
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      83.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock, $.001 par value per share ("Common Stock"). The name and address of the principal executive offices of the issuer of the securities (the "Issuer") are:

     Rich Coast Inc.
     6011 Wyoming Avenue
     Dearborn, Michigan  48126

Item 2.   Identity and Background

I-A  (a)  The Reporting Person is Trans National Holding Limited.

     (b)  The mailing and business address of the Reporting Person is:

          Quantum Suite
          Exchange House, 54-58
          Athol Street
          Douglas
          Isle of Man  IM1 1JD

     (c) The Reporting Person is a private shareholding company (mailing and business address listed in Item 2, I-A(b)).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is organized under the laws of the Isle of Man.

I-B  (a)  Samuel John Bingham is a director and the Secretary of the Reporting
          Person.

     (b)  The business address of Mr. Bingham is:

          Clearwater, Quarterbridge Road
          Douglas, Isle of Man

     (c) In addition to serving as director and the Secretary of the Reporting Person (business address listed in Item 2, I-B(b) above), Mr. Bingham serves as Managing Director of Quantum Company Secretarial Limited of Quantum Suite (hereinafter referred to as "QCS"), which is a corporate services provider. The address of QCS is: Exchange House, 54-58 Athol Street, Douglas, Isle of Man.

     (d) During the last five years, Mr. Bingham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bingham has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bingham was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Bingham is a British citizen.

I-C  (a)  Jeremy Paul Bradlet Carter is a director of the Reporting Person.

     (b)  The business address of Mr. Carter is:

          3 Athol Street
          Douglas, Isle of Man

     (c) In addition to serving as a director of the Reporting Person, Mr. Carter serves as Chairman of QCS, and the address of QCS is listed in
          Item 2, I-B(c) above.

     (d) During the last five years, Mr. Carter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Carter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Carter was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Carter is a British citizen.

I-D  (a)  Ms. Victoria Prentice is a director of the Reporting Person.

     (b)  The business address of Ms. Prentice is:

          40 St. Catherine's Close
          Douglas, Isle of Man

     (c) In addition to serving as a director of the Reporting Person, Ms. Prentice serves as Operations Director of QCS, and the address of QCS is listed in Item 2, I-B(c) above.

     (d) During the last five years, Ms. Prentice has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Prentice has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Prentice was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Ms. Prentice is a British citizen.

II-A (a)  Desteco S.A. is the controlling entity of the Reporting Person.

     (b)  The business address of Desteco S.A. is:

          Via Cattori 3
          Lugano-Paradiso
          Switzerland

     (c)  Desteco S.A. is a financial and fiduciary company.

     (d) During the last five years, Desteco S.A. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Desteco S.A. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Desteco S.A. was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Desteco S.A. is an entity organized under the laws of Switzerland.

II-B (a)  Mrs. Loretta Bianchi is the controlling person of Desteco S.A..

     (b)  The business address of Mrs. Bianchi is:

          Via Cattori 3
          Lugano-Paradiso
          Switzerland

     (c) Mrs. Bianchi serves as the controlling shareholder of Desteco S.A., a financial and fiduciary company (business address set forth in Item 2, II-B (b) above.

     (d) During the last five years, Mrs. Bianchi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mrs. Bianchi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Bianchi was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mrs. Bianchi is an Italian citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     On June 11, 1998, the Issuer issued an aggregate of $1,500,000 in 8% Convertible Debentures due June 11, 2003 (the "Debentures") to Sovereign Partners, L.P., Dominion Capital Fund Ltd. and Canadian Advantage Limited Partnership in amounts of $500,000, $800,000 and $200,000, respectively. Pursuant to the terms of the original Debentures, no Debenture holder was entitled to convert that amount of Debenture in excess of that amount upon conversion of which the sum of: (1) the number of shares of Common Stock beneficially owned by the holder and its affiliates (other than shares of Common Stock which may be deemed to be beneficially owned through the ownership of the unconverted portion of the Debentures); and (2) the number of shares of Common Stock issuable upon the conversion of the Debentures with respect to which the determination of this provisio was being made, would result in beneficial ownership by the holder and it's affiliates of more than 4.9% of the outstanding shares of Common Stock of the Issuer.

     The Reporting Person entered into a Sale and Assignment of Debentures Agreement by and among Sovereign Partners, L.P., Dominion Capital Fund Ltd., Canadian Advantage Limited Partnership (collectively, the "Sellers"), and the Issuer dated November 13, 2000 (the "Agreement"). Pursuant to the Agreement, the Reporting Person purchased from Sellers all of Sellers' right, title and interest in the Debentures for a purchase price of $500,000 in cash as full consideration for the Debentures, including any and all interest or penalties due and owing on the Debentures, and in exchange therefor, Sellers assigned all of their right, title and interest in and to the Debentures to the Reporting Person. As of January 18, 2001, $1,275,000 of principal remained outstanding under the Debentures. The Debentures are convertible into shares of Common Stock of the Issuer at the conversion price for each share of Common Stock equal to the lesser of (i) $2.50, or (ii) 75% of the five day average closing bid price of the Common Stock for the five trading days immediately preceding the conversion date of the Debentures.

     On December 20, 2000, the Issuer amended the Debentures to remove the 4.9% limit on ownership in the Issuer. In exchange, the Reporting Person agreed not to declare the Issuer in default under the Debentures during 2001.

     On January 19, 2001, the Reporting Person elected to convert $1,000,000 in outstanding principal of the Debentures into shares of Common Stock of the Issuer according to the terms of the Debentures. The applicable conversion price was $0.04688 (75% of the five day average closing bid price of the Common Stock for the five trading days immediately preceding the conversion date of the Debentures) which resulted in the conversion of the $1,000,000 in principal into 21,331,058 shares of Common Stock of the Issuer. If the Reporting Person were to convert, on January 19, 2001, the remaining $1,759,186 of the outstanding principal, accrued interest and penalties under the Debentures on January 19, 2001, at the conversion price applicable on January 19, 2001, the Reporting Person would receive an additional 37,525,297 shares of Common Stock of the Issuer. As a result, and as of January 19, 2001, the Reporting Person beneficially owns an aggregate of 58,856,355 shares of Common Stock of the Issuer. On January 19, 2001 the total number of shares of the Issuer's Common Stock issued and outstanding was 11,939,889, plus an additional 21,331,058 shares issuable to the Reporting Person. The certificate(s) representing the 21,331,058 shares had not been issued to the Reporting Person as of February 7, 2001. As a result of the conversion and as of January 19, 2001, the Reporting Person beneficially owns approximately 83.1% of the Issuer's outstanding and issuable Common Stock.

Item 4.   Purpose of Transaction

     The Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than in the normal course of its business as a fiduciary trust account which makes investments in its name on behalf of its members;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to: if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in the Securities of the Issuer

I-A  (a)  The Reporting Person beneficially owns 58,856,355 shares of the Common
          Stock of the Issuer. As of January 19, 2001, there were 11,939,889 shares of Common Stock outstanding plus an additional 21,331,058 shares issuable to the Reporting Person as a result of the partial conversion of Debentures. The 58,856,355 shares beneficially owned by the Reporting Person represent approximately 83.1% of the Issuer's outstanding and issuable Common Stock as of January 19, 2001.

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 58,856,355 shares of Common Stock.

     (c) Other than as described in Item 3 above, no transactions in the Issuer's Common Stock have been effected in the last 60 days by the Reporting Person.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     4.2  8% Convertible Debentures dated June 11, 1998.  (1)

     4.3  Standstill Agreement with Debenture Holders.  (2)

     4.4  Addendum to Standstill Agreement with Debenture Holders (2)

     4.6  Sale and Assignment of Debentures.  (1)

     4.7  Amendment to Debentures.  (1)

________________________

(1)  Incorporated by reference from the Issuer's 8-K filed February 2, 2001.

(2)  Incorporated by reference from Registration Statement on Form S-3 on Form
     SB-2, File No.   333-63289.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001


                                    By: /s/ Victoria Prentice
                                       ----------------------
                                    Victoria Prentice, Director